UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER
0-17224
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CUSIP NUMBER
25811P100

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:  December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

1451 F.D. Roosevelt Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00920

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On April 19, 2005, Doral Financial Corporation (the “Company”) announced that it had determined that the previously filed interim and audited financial statements for the periods from January 1, 2000 through December 31, 2004 should no longer be relied on and that the financial statements for some or all of the periods included therein should be restated. On February 27, 2006, the Company filed its amended Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K/A), which included the Company’s restated audited financial statements for the years ended December 31, 2004, 2003 and 2002, and the unaudited selected quarterly financial information for each of the four quarters of 2004, 2003 and 2002.
     The Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) will not be timely filed because of delays in the preparation of the Company’s consolidated financial statements as of and for the quarter and year ended December 31, 2005. The delay in preparation of the Company’s financial statements is attributable to the work that was required to complete the restatement and to the additional work required to complete the unaudited financial statements to be included in the Form 10-Qs for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. As discussed in the 2004 Form 10-K/A, the restatement process has resulted in a number of financial, operational and legal difficulties that had a material adverse effect on the Company's results of operations for the year ended December 31, 2005. For additional information, please refer to the Company’s 2004 Form 10-K/A filed with the Securities and Exchange Commission on February 27, 2006.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lidio Soriano
Senior Vice President and Chief Financial Officer	787	474-6764

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
Quarterly Report on Form 10-Q for the period ended March 31, 2005.

Quarterly Report on Form 10-Q for the period ended June 30, 2005.

Quarterly Report on Form 10-Q for the period ended September 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
     As a result of the matters more fully described in Part III, above, the Company is not in a position to provide an estimate of any anticipated significant changes in results of operations from the quarter and year ended December 31, 2004 to the quarter and year ended December 31, 2005 that may be reflected in the consolidated financial statements to be included in the Form 10-K for the year ended December 31, 2005.
     Doral Financial Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2006	By:	/s/ Lidio Soriano

Senior Vice President and Chief Financial Officer